Exhibit 99.1
  n 793.3

TMM COMPANY CONTACT:
Verónica Tego Sánchez, CFO
011-52-55-5629-8866
veronica.tego@tmm.com.mx

GRUPO TMM REPORTS SECOND QUARTER 2026 RESULTS
(In Mexican Pesos)

Second Quarter 2026 Highligths:
o	Second quarter results were in line with Management’s expectations.
o	Revenue totaled Ps.261.1 million.
o	Operating Income of Ps.26.3 million.
o	Net income of Ps.34.3 million

Mexico City, July 31, 2026 – Grupo TMM, S.A.B. (BMV: TMM A and OTC: GTMAY) (the “Company” or “TMM”), a Mexican maritime transportation, logistics and maritime infrastructure services company, announced its financial results for the second quarter of 2026

“During the first half of 2026, we continued executing our strategy with a clear focus on enhancing the profitability of our operations. At the same time, we continued strengthening our capabilities while developing strategic partnerships that enhance Grupo TMM’s commercial reach and operating capabilities, with the objective of reinforcing our position across the maritime, logistics and infrastructure sectors.

We are confident that the initiatives currently underway will progressively strengthen our competitive positioning and our ability to generate sustainable long-term value for our shareholders.”

Vanessa Serrano Cuevas
Chief Executive Officer

Operating performance
Results for the period primarily reflected the completion of certain extraordinary contracts recognized during 2025, as well as a different mix of services across the Company’s operating businesses.

•
Maritime – Results reflected the completion of certain contracts, as well as lower activity levels for certain specialized offshore vessels, driven by the customer’s operational requirements during the period, affecting first-half performance.

•	Maritime Infrastructure – The mix of services performed during the period differed from that of the first half of 2025, affecting year-over-year comparability.

•	Land Logistics – Maintained stable activity levels during the first half of the year, while continuing to contribute to the diversification of the Company’s business portfolio.

Net income for the period also reflected the impact of foreign exchange fluctuations, as well as the evolution of comprehensive financing costs.

Grupo TMM Reports Second Quarter 2026 Financial Results

Outlook
The Company maintains a solid equity base and an adequate liquidity position to continue executing its strategic initiatives and generating sustainable long-term value for its shareholders.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, and ports & terminals logistics operations, through its subsidiaries and affiliated offices. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the current expectations and beliefs of the Company’s management, as well as on assumptions made by, and information currently available to, the Company. Actual results could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially include, among others, global economic conditions and conditions in Mexico, fluctuations in foreign exchange rates, conditions in the maritime transportation market, changes in the regulatory and business environment, including the United States-Mexico-Canada Agreement (USMCA), as well as the Company’s ability to execute its business strategy, manage its growth, control costs, and restructure or refinance its indebtedness. Additional information regarding these and other risk factors is contained in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and its reports on Form 6-K.

Financial tables follow

Grupo TMM Reports Second Quarter 2026 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30,	December 31,
	2026	2025

Cash and cash in banks available	502.6	494.6
Restricted cash	302.2	257.4
Total cash and cash equivalents	804.8	752.0
Accounts receivable – Net	410.2	540.6
Other accounts receivable	137.8	130.7
Taxes to be recovered	164.7	143.3
Prepaid expenses and others current assets	19.2	34.8
Total current assets	1,536.8	1,601.3
Property, machinery and, equipment	2,930.2	2,904.9
Cumulative Depreciation	(232.9)	(185.4)
Property, machinery and, equipment – Net	2,697.3	2,719.5
Rights of use	41.9	45.3
Other assets	258.8	241.3
Total assets	4,534.8	4,607.4
Bank loans and current maturities of long-term liabilities	345.6	319.1
Leases short-term	4.8	4.5
Suppliers	309.8	328.5
Other accounts payable and accrued expenses	414.8	425.0
Total current liabilities	1,075.0	1,077.1
Bank loans	792.6	896.9
Leases long-term	39.2	41.7
Deferred taxes	120.3	120.3
Other long-term liabilities	65.7	65.6
Total long-term liabilities	1,017.8	1,124.5
Total liabilities	2,092.8	2,201.6
Total stockholders´ equity	2,442.0	2,405.8
Total liabilities and stockholders´ equity	4,534.8	4,607.4

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Second Quarter 2026 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Maritime	174.4	360.3	408.9	751.8
Inland Logistics	20.5	21.1	40.1	41.2
Warehousing Services	0.0	14.9	0.0	30.7
Maritime Infrastructure	66.1	79.2	102.8	138.6
Revenue from freight and services	261.1	475.4	551.8	962.3
Maritime	(130.5)	(247.7)	(297.5)	(529.7)
Inland Logistics	(19.4)	(19.9)	(39.1)	(37.5)
Warehousing Services	0.0	(40.4)	0.0	(73.6)
Maritime Infrastructure	(41.1)	(47.3)	(75.2)	(90.7)
Cost of freight and services	(191.0)	(355.3)	(411.9)	(731.5)
Maritime	(16.0)	(19.2)	(32.5)	(33.0)
Inland Logistics	(2.2)	(4.0)	(4.4)	(8.0)
Warehousing Services	0.0	(2.0)	0.0	(4.1)
Maritime Infrastructure	(7.5)	(3.9)	(12.8)	(7.2)
Depreciation and amortization	(25.7)	(29.1)	(49.8)	(52.3)
Maritime	27.9	93.3	78.9	189.0
Inland Logistics	(1.0)	(2.8)	(3.4)	(4.3)
Warehousing Services	0.0	(27.6)	0.0	(46.9)
Maritime Infrastructure	17.5	28.0	14.7	40.7
Results by business	44.4	91.0	90.2	178.6
Corporate expenses	(20.0)	(14.4)	(36.8)	(29.6)
Corporate depreciation and amortization	(2.5)	(0.5)	(4.9)	(1.1)
Non-recurring (expenses) income	4.3	(3.0)	3.4	(9.5)
Operating (loss) gain	26.3	73.1	51.9	138.4
Financial (expenses) income - Net	(17.9)	(29.7)	(36.8)	(57.0)
Leases financial expenses	(1.6)	(2.4)	(3.2)	(5.2)
Exchange gain (loss) - Net	30.1	75.1	26.9	86.1
Net financial cost	10.6	43.0	(13.1)	24.0
(loss) gain before taxes	36.9	116.1	38.8	162.3
Provision for taxes	(2.6)	0.0	(2.6)	0.0

Net (loss) gain for the period	34.3	116.1	36.2	162.3

Attributable to:
Minority interest	(0.05)	(0.1)	(0.0)	(0.1)
Equity holders of GTMM, S.A.B.	34.3	116.2	36.2	162.5

Weighted average outstanding shares (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.20	0.67	0.21	0.93

Outstanding shares at end of period (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.20	0.67	0.21	0.93

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Second Quarter 2026 Financial Results

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Net gain (loss) for the period	34.3	116.1	36.2	162.3
Depreciation & amortization	28.2	29.6	55.5	53.3
Deferred taxes	1.6	(0.4)	0.0	(1.5)
Other non-cash items	1.0	(49.7)	22.4	(21.0)
Total non-cash items	30.8	(20.5)	77.8	30.8
Changes in assets & liabilities	5.3	(27.8)	70.7	(192.7)
Total adjustments	36.1	(48.2)	148.5	(161.9)
Net cash provided by (used in) operating activities	70.4	67.8	184.7	0.4

Proceeds from sale of assets/interest received	5.7	0.9	11.0	1.7
Payments for purchase of assets	(23.1)	(14.4)	(32.5)	(649.0)
Net cash provided by (used in) investment activities	(17.3)	(13.6)	(21.5)	(647.3)

Short-term borrowings (net)	(9.2)	(63.2)	(55.5)	(103.6)
Repayment of leases	(2.7)	(2.6)	(5.4)	(5.6)
Proceeds from (repayment of) long-term debt	(4.1)	(3.5)	(43.8)	801.5
Net cash provided by (used in) financing activities	(16.0)	(69.3)	(104.6)	692.3
Exchange effect on cash	(5.89)	(16.7)	(5.8)	(20.1)
Net increase (decrease) in cash	31.2	(31.8)	52.8	25.4
Cash at beginning of period	773.7	264.2	752.0	207.1
Cash at end of period	804.8	232.5	804.8	232.5

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.